UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2020
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On May 6, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2020. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: May 7, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 6, 2020

Exhibit 99.1

QIAGEN reports full results for first quarter of 2020
● Q1 2020 results:
◦Net sales of $372.1 million (+7% actual, +9% CER vs. ~+2-3% CER outlook)
◦Diluted EPS $0.17; adjusted EPS $0.34 ($0.34 CER vs. ~$0.28-0.29 CER outlook)
● Fully mobilized teams addressing COVID-19 pandemic testing demand, dramatically ramping up production of RNA extraction kits, QIAstat-Dx tests and components for third-party tests
● QIAGEN expects higher results for Q2 2020 based on trends to date and suspends outlook for full-year 2020
Venlo, the Netherlands, May 6, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced full results of operations for the first quarter of 2020, with net sales and adjusted earnings per share (EPS) in line with the preliminary results announced on April 9, 2020. Net sales grew 7% (+9% at constant exchange rates, or CER) and adjusted earnings per share were $0.34 CER.
“QIAGEN employees around the world are fully mobilized to address the significant demand for testing solutions needed in the global response to the coronavirus pandemic. As we go through this unprecedented period, our employees are determined to serve all of our customers and leave no country behind in a commitment anchored by our vision of making improvements in life possible,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. “Our results for the first quarter of 2020 reflect the very significant demand for products used in COVID-19 testing, which more than offset weaker trends in other areas of the business. QIAGEN teams are working every day around the clock to dramatically ramp up production capacity, in particular with plans for a 50-fold increase in our output of viral RNA extraction kits. We are also moving ahead on R&D projects to develop additional PCR solutions for detection of the SARS-CoV-2 virus, dedicated new tools to provide insights for research into potential vaccines and treatments, and new serology tests for antibodies to assess the impact of the coronavirus on patients. Based on trends to date, we expect ongoing strong growth for the second quarter of 2020 in both sales and adjusted earnings per share.”
Roland Sackers, Chief Financial Officer of QIAGEN N.V., added: “QIAGEN’s solid financial position has allowed us to react swiftly and make investments in the expansion of production capacity in Europe and the United States to support COVID-19 testing. Our priorities during this time have balanced the urgent needs of our customers while also ensuring the health and safety of our employees. We currently anticipate the growth trends from the first half of 2020 to continue for the full year, but cannot reliably predict to what extent this will occur due to uncertainties regarding the future trends of the coronavirus pandemic. Consequently, we have decided to suspend the outlook for the full year at this time.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q1
	2020	2019	Change
Net sales	372.1	348.7	7%
			(9% CER)
Operating income	67.3	41.2	64%
Adjusted operating income	100.1	77.9	28%
Net income	39.8	29.5	35%
Adjusted net income	78.6	62.0	27%
Diluted EPS(1)	$0.17	$0.13
Adjusted diluted EPS(1)	$0.34	$0.27	26%
	$0.34 CER		26%

Net cash provided by operating activities	15.9	44.7	-64%
Less purchases of property, plant and equipment	(20.0)	(23.4)
Free cash flow	(4.1)	21.3	-119%
(1) Weighted number of diluted shares (Q1 2020: 232.2 million, Q1 2019: 233.6 million).
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
CER - Constant exchange rates. CER sales results (Q1 2020: $379.0 million)
Percentage changes are to prior-year periods. Tables may have rounding differences.
Net sales by product category and customer class

	Q1 2020
	Net sales: $372.1 million
	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$326	+4%	+6%	88%
Instruments	$46	+29%	+32%	12%

Molecular Diagnostics(1)	$176	+4%	+7%	47%
Life Sciences	$196	+9%	+10%	53%
Academia / Applied Testing	$123	+13%	+14%	33%
Pharma	$73	+3%	+4%	20%
(1) Includes companion diagnostic co-development sales (Q1 2020: $6 million, -45%, -46% CER)
Tables may have rounding differences. Percentage changes are to prior-year periods.
Net sales by geographic region

	Q1 2020
	Net sales: $372.1 million
	Sales (In $ m)	% change	% CER change	% of sales
Americas	$174	+2%	+3%	47%
Europe / Middle East / Africa	$128	+17%	+22%	34%
Asia-Pacific / Japan(1)	$69	+1%	+3%	19%
(1) Asia-Pacific / Japan sales excluding China (Q1 2020: +4%, +6% CER)
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales.

First quarter 2020 results
Total net sales rose 7% to $372.1 million in the first quarter of 2020 from $348.7 million in the same period of 2019. Growth was 9% at constant exchange rates (CER) as currency movements against the U.S. dollar had a negative impact of two percentage points.
Sales results reflected significant demand for solutions used in the COVID-19 pandemic, against weaker customer demand trends in other areas of the portfolio. Strong sales growth trends were seen in consumables and related revenues (+6% CER / 88% of sales) based on the dynamic demand for COVID-19 solutions. Instrument sales (+32% CER / 12% of sales) advanced on demand for the QIAsymphony automation system, the QIAcube Connect sample processing instrument and the QIAstat-Dx syndromic testing instrument. All regions delivered growth and were led by the Europe / Middle East / Africa region (+22% CER / 34% of sales) expanding significantly faster than the Americas (+3% CER / 47% of sales) and the Asia-Pacific / Japan region (+3% CER / 19% of sales) compared to the first quarter of 2019. Among the customer classes, Life Sciences (+10% CER / 53% of sales) grew on double-digit CER gains in Academia / Applied Testing and mid-single-digit CER growth in Pharma. Molecular Diagnostics (+7% CER / 47% of sales) sales reflected significant growth in instruments, especially in the EMEA region, as well as for pandemic testing solutions, while revenues declined from companion diagnostic co-development projects as well as for the QuantiFERON-TB test for latent tuberculosis (TB) detection.
Operating income rose 64% to $67.3 million in the first quarter of 2020 from $41.2 million in the first quarter of 2019. Results for the 2020 period included pre-tax charges of $2.0 million related to the restructuring measures announced in 2019 to discontinue next-generation sequencing (NGS) instrument development programs and prioritize resource allocation. Adjusted operating income – which excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring – rose 28% to $100.1 million (27% of sales) from $77.9 million (22% of sales) in the first quarter of 2019.
Net income was $39.8 million in the first quarter of 2020, or $0.17 per diluted share (based on 232.2 million diluted shares), compared to $29.5 million, or $0.13 per diluted share (based on 233.6 million diluted shares) in the same period of 2019. Adjusted net income rose to $78.6 million, or $0.34 per diluted share ($0.34 CER), from $62.0 million, or $0.27 per diluted share, in the prior-year quarter. Results for the first quarter of 2020 included an after-tax charge of $0.01 per share (based on 232.2 million diluted shares) for the restructuring measures announced in 2019.
Balance sheet and cash flows
At March 31, 2020, cash, cash equivalents and restricted cash were $661.8 million compared to $629.4 million at December 31, 2019. Net cash provided by operating activities for the first three months of 2020 was $15.9 million, which included $37.3 million of cash payments for restructuring measures, compared to $44.7 million in the same period of 2019. Purchases of Property, Plant and Equipment declined to $20.0 million (5% of sales) compared to $23.4 million (7% of sales) in the same period of 2019. Free cash flow was negative $4.1 million for the first three months of 2020 compared to positive free cash flow of $21.3 million in the same period of 2019. Net cash provided by investing activities was $13.1 million in the 2020 period, primarily due to proceeds from the redemption of short-term investments, while net cash used in investing activities in the first three months of 2019 was $170.6 million, which included $125.0 million for the acquisition of digital PCR assets. Net cash provided by financing activities was $9.4 million for the first three months of 2020 compared to $480.4 million of net cash used in financing activities in the 2019 period, which included $430.0 million for redemption of the 2019 convertible notes and $44.4 million for the share buyback program.
Fully mobilized to support global response to COVID-19 pandemic
QIAGEN has fully mobilized its teams around the world to respond to the COVID-19 pandemic, dramatically ramping up production capacity for solutions being used for testing and working daily with public health authorities and customers to assess their flexibility, timing and needs for specific regional situations in the outbreak. Key elements of the QIAGEN response:
•RNA extraction kits and instruments: At the end of April 2020, QIAGEN reached a production capacity of viral RNA extraction reagents to support more than 7 million real-time PCR tests for coronavirus detection, up significantly from the 2019 production level of about 400,000 patient tests per month before the pandemic. QIAGEN is set to reach over 10 million patient tests per month by the end of the second quarter, and expects to reach more than 20 million patient tests per month during the fourth quarter of 2020. QIAGEN is also working to increase the availability of instruments used to process these kits in both research and clinical testing applications.
•QIAstat-Dx: In less than three months, QIAGEN also developed and launched the new QIAstat-Dx Respiratory SARS-CoV-2 Panel, a syndromic testing solution designed to differentiate the novel coronavirus from 21 other respiratory pathogens. The syndromic panel delivers test results in about one hour, running on the QIAstat-Dx Analyzer, with an installed base that has surpassed 1,200 systems worldwide in hospitals, clinics and laboratories. The expanded test received CE-IVD registration in Europe, BARDA funding from the U.S. government and FDA Emergency Use Authorization in the U.S. within five weeks. Significant investments are being made to expand test cartridge production capacity, along with increased availability of the QIAstat-Dx instruments.
•Third-party reagent manufacturing: QIAGEN teams at sites in the U.S. and Europe are significantly scaling up production capacity of reagents purchased by other diagnostic companies for use in their own COVID-19 testing solutions. These products include individualized components as well as PCR mixes and full kits.
•Antibody test in development: QIAGEN is developing a serology test (assessing the body’s immune response to the coronavirus via antibodies) that could be complementary to the use of real-time PCR tests, which are used to detect active infections. Serology testing for SARS-CoV-2 is at an increased demand in order to better quantify the number of cases of COVID-19, including patients who may be asymptomatic or have recovered.
•Dedicated research solutions: QIAGEN is developing solutions to support the research into vaccines and therapies for the novel coronavirus. These include QIAseq universal NGS products for RNA sequencing and QIAGEN Digital Insights solutions for bioinformatics analysis and interpretation.
Outlook
QIAGEN announced on May 5, 2020, it currently expects based on trends to date for net sales growth of at least 12% at constant exchange rates (CER) and adjusted earnings per share (EPS) of at least $0.40 CER for the second quarter of 2020 compared to the same period in 2019. Sales growth for the second quarter of 2020 is expected to be largely driven by the ongoing significant demand for various products and solutions used in coronavirus pandemic testing, and to more than offset lower sales in other areas of the portfolio affected by widespread quarantine and lockdown actions in several countries.
For the second quarter of 2020, QIAGEN expects adverse currency movements to have an adverse impact of about 2-3 percentage points on net sales growth at actual rates, and an adverse impact of up to about $0.01 on adjusted EPS.
QIAGEN currently anticipates the growth trends from the first half of 2020 to continue for the full year, but cannot reliably predict to what extent this will occur due to uncertainties regarding the length and further spread of the coronavirus pandemic, as well as future measures being undertaken in various parts of the world to contain it. The possible consequences on QIAGEN’s production, supply chains and long-term demand cannot be reliably gauged. Consequently, QIAGEN has decided to suspend its outlook for the full-year 2020 at this time.
Conference call

In light of the announced transaction with Thermo Fisher, QIAGEN is no longer holding investor conference calls for quarterly results.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross profit, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted income taxes and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of March 31, 2020, QIAGEN employed approximately 5,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QFT-Plus test for latent TB, its portfolio of next generation sequencing solutions and QIAstat-Dx), net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of next generation sequencing solutions, the QIAstat-Dx syndromic testing platform, a gastrointestinal panel in the U.S., and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in its portfolio and share repurchase commitments, plans to shift its Global Operations organization to a regional manufacturing structure, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, our determination that our current stand-alone business plan represents the best opportunity for value creation, and plans to take further pre-tax charges in 2020 related to the project announced in Q3 2019, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions, including the announced acquisition by Thermo Fisher Scientific Inc., may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in

Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended March 31,
(In $ thousands, except per share data)	2020	2019
Net sales	372,097	348,654
Cost of sales:
Cost of sales	113,447	106,336
Acquisition-related intangible amortization	15,112	17,478
Total cost of sales	128,559	123,814
Gross profit	243,538	224,840
Operating expenses:
Research and development	34,813	40,788
Sales and marketing	95,757	95,886
General and administrative	28,194	28,636
Acquisition-related intangible amortization	5,090	9,326
Restructuring, acquisition, integration and other, net	11,412	8,938
Long-lived asset impairments	958	114
Total operating expenses	176,224	183,688
Income from operations	67,314	41,152
Other income (expense):
Interest income	3,184	8,088
Interest expense	(18,922)	(20,390)
Other expense, net	(5,247)	(392)
Total other expense	(20,985)	(12,694)
Income before income taxes	46,329	28,458
Income tax expense (benefit)	6,500	(1,062)
Net income	39,829	29,520

Diluted net income per common share	$0.17	$0.13
Diluted net income per common share (adjusted)	$0.34	$0.27

Diluted shares used in computing diluted net income per common share	232,211	233,607

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended March 31, 2020
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	372.1	243.5	67.3	46.3	(6.5)	14%	39.8	$0.17
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.2	10.6	10.6	(2.8)		7.8	0.03
2019 restructuring measures	—	—	2.0	2.0	(0.5)		1.5	0.01
Purchased intangibles amortization	—	15.2	20.2	20.2	(5.1)		15.1	0.07
Non-cash interest expense charges	—	—	—	9.6	—		9.6	0.04
Other special income and expense items	—	—	—	6.3	(1.5)		4.8	0.02
Total adjustments	—	15.4	32.8	48.7	(9.9)		38.8	0.17
Adjusted results	372.1	258.9	100.1	95.0	(16.4)	17%	78.6	$0.34

* Using 232.2 M diluted shares.

Three months ended March 31, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS
Reported results	348.7	224.8	41.2	28.5	1.1	NM	29.5	$0.13
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.9	10.0	10.0	(2.7)		7.3	0.03
Purchased intangibles amortization	—	17.5	26.8	26.8	(6.9)		19.9	0.09
Non-cash interest expense charges	—	—	—	11.9	—		11.9	0.05
Other special income and expense items	—	—	—	—	(6.7)		(6.7)	(0.03)
Total adjustments	—	18.4	36.8	48.7	(16.3)		32.5	0.14
Adjusted results	348.7	243.2	77.9	77.2	(15.2)	20%	62.0	$0.27

* Using 233.6 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2020	December 31, 2019
Assets	(unaudited)
Current assets:
Cash and cash equivalents	656,819	623,647
Restricted cash	4,957	5,743
Short-term investments	87,865	129,586
Accounts receivable, net	362,048	385,117
Income taxes receivable	33,016	42,119
Inventories, net	169,340	170,704
Fair value of derivative instruments - current	153,277	107,868
Prepaid expenses and other current assets	112,603	105,464
Total current assets	1,579,925	1,570,248
Long-term assets:
Property, plant and equipment, net	450,701	455,243
Goodwill	2,102,844	2,140,503
Intangible assets, net	603,690	632,434
Deferred income tax assets	61,415	56,542
Fair value of derivative instruments - long-term	203,636	192,266
Other long-term assets	178,741	188,380
Total long-term assets	3,601,027	3,665,368
Total assets	5,180,952	5,235,616
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	325,291	285,244
Accounts payable	71,139	84,767
Fair value of derivative instruments - current	158,864	103,175
Accrued and other current liabilities	400,841	444,303
Income taxes payable	41,060	33,856
Total current liabilities	997,195	951,345
Long-term liabilities:
Long-term debt, net of current portion	1,387,316	1,421,108
Deferred income tax liabilities	21,979	23,442
Fair value of derivative instruments - long-term	187,262	196,929
Other long-term liabilities	95,585	106,201
Total long-term liabilities	1,692,142	1,747,680
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,785,696	1,777,017
Retained earnings	1,187,644	1,178,457
Accumulated other comprehensive loss	(387,529)	(309,619)
Less treasury stock, at cost — 2,666 and 3,077 shares in 2020 and 2019, respectively	(96,898)	(111,966)
Total equity	2,491,615	2,536,591
Total liabilities and equity	5,180,952	5,235,616

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,
(In $ thousands)	2020	2019
Cash flows from operating activities:
Net income	39,829	29,520
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	48,476	59,260
Non-cash impairments	958	114
Amortization of debt discount and issuance costs	9,723	12,117
Share-based compensation expense	8,679	10,800
Deferred income tax (benefit) expense	(5,336)	(1,067)
Loss on marketable securities	—	855
Loss on sale of investment	2,250	—
Other items, net including fair value changes in derivatives	9,251	(1,268)
Net changes in operating assets and liabilities:
Accounts receivable	103	6,983
Inventories	(12,671)	(10,391)
Prepaid expenses and other current assets	(25,426)	(3,512)
Other long-term assets	1,491	1,321
Accounts payable	(12,021)	(5,315)
Accrued and other current liabilities	(67,623)	(35,135)
Income taxes	16,929	(16,466)
Other long-term liabilities	1,301	(3,082)
Net cash provided by operating activities	15,913	44,734
Cash flows from investing activities:
Purchases of property, plant and equipment	(19,999)	(23,409)
Purchases of intangible assets	(7,927)	(129,379)
Returns (purchases) of investments, net	62	(4,296)
Cash paid for acquisitions, net of cash acquired	(133)	(24,371)
Purchases of short-term investments	(24,877)	—
Proceeds from redemptions of short-term investments	65,000	5,239
Cash (paid) received for collateral asset	(1,017)	5,610
Other investing activities	2,010	10
Net cash provided by (used in) investing activities	13,119	(170,596)
Cash flows from financing activities:
Proceeds from exercise of call option related to cash convertible notes	—	133,665
Payment of intrinsic value of cash convertible notes	—	(133,763)
Repayment of long-term debt	—	(433,400)
Proceeds from issuance of common shares	5,112	571
Tax withholding related to vesting of stock awards	(5,933)	(2,307)
Purchase of treasury shares	—	(44,373)
Cash received for collateral liability	10,207	53
Other financing activities	—	(850)
Net cash provided by (used in) financing activities	9,386	(480,404)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,032)	44
Net increase (decrease) in cash, cash equivalents and restricted cash	32,386	(606,222)
Cash, cash equivalents and restricted cash, beginning of period	629,390	1,159,079
Cash, cash equivalents and restricted cash, end of period	661,776	552,857

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	15,913	44,734
Purchases of property, plant and equipment	(19,999)	(23,409)
Free Cash Flow	(4,086)	21,325
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.